Filed pursuant to Rule 424(b)(3)

Registration No. 333-139568

Prospectus Supplement No. 1

(To Prospectus dated January 24, 2007)

16,796,244 shares

EXCO Resources, Inc.

Common Stock

This prospectus supplement No. 1 supplements and amends the prospectus dated January 24, 2007, referred to herein as the Prospectus.  This prospectus supplement includes our attached Current Report on Form 8-K dated February 1, 2007 and filed on February 6, 2007.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

There are significant risks associated with an investment in our securities. These risks are described under the caption “Risk Factors” beginning on page 7 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 7, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  February 1, 2007

EXCO Resources, Inc.

(Exact name of registrant as specified in its charter)

Texas	0-9204	74-1492779
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

12377 Merit Drive, Suite 1700, Dallas, Texas		75251
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:  214.368.2084

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On February 1, 2007, EXCO Resources, Inc. (“EXCO” or “Purchaser”) entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with Anadarko Petroleum Corporation (“APC”), Anadarko E&P Company, LP, a subsidiary of APC (“E&P”), Howell Petroleum Corporation, a subsidiary of APC (“Howell”), and Kerr-McGee Oil & Gas Onshore LP, a subsidiary of APC (“KMOG” and, together with APC, E&P, and KMOG, “Anadarko”), whereby, subject to the terms and conditions in the Purchase Agreement, Purchaser will acquire substantially all of the oil and natural gas properties and related assets, including hedges in respect of a significant portion of estimated production for 2007, 2008 and 2009 (collectively, the “Assets”), of Anadarko in multiple fields located in the Mid-Continent, South Texas and Gulf Coast areas of Oklahoma and Texas (the “Acquisition”).

Purchaser will pay Anadarko a purchase price of approximately $860 million in cash for the Assets, subject to certain purchase price adjustments. The purchase price will be: (i) reduced by proceeds earned (including, from the sale of hydrocarbons), and increased by costs incurred, with respect to the operation of the Assets during the period from 7:00 a.m., local time, on January 1, 2007 (the “Effective Time”), to the closing date, (ii) reduced by the value of any Asset not conveyed to EXCO in the event a required preference right or transfer requirement has not been satisfied or waived as of the closing, (iii) reduced by the aggregate amount of material title defects and material environmental defects exceeding $17 million, (iv) increased by the aggregate amount of material aggregate title benefits exceeding $17 million, (v) reduced by the aggregate amounts payable to owners of working interests and other interests in the Assets held in suspense as of the closing date, (vi) reduced by the net amount of any gas imbalances as of the Effective Time, and (vii) increased by the value of merchantable stored hydrocarbons attributable to the Assets as of the Effective Time.

The Purchase Agreement contains customary representations, warranties and covenants. The Acquisition is expected to close on or about May 2, 2007, subject to the satisfaction of various closing conditions, including, among others, (i) the termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the aggregate amount of uncured title defects, environmental defects and casualty losses, net of title benefits, not exceeding $86 million, and (iii) the sum of allocated values not exceeding $17.2 million for any Assets that are retained by Anadarko because of the failure to obtain, prior to closing, third-party consents required to transfer such Assets.

In connection with the execution of the Purchase Agreement, Purchaser deposited with Anadarko an earnest money deposit (the “Deposit”) in the amount of $43 million to be applied against the purchase price at closing or, if Anadarko terminates the Purchase Agreement because Purchaser has materially breached Purchaser’s representations, warranties or covenants under the Purchase Agreement, to be retained by Anadarko, as its sole and exclusive remedy, as liquidated damages. If the Purchase Agreement is terminated for any reason other than as stated in the preceding sentence, Anadarko is obligated to return the Deposit to Purchaser.

Anadarko has agreed to indemnify Purchaser after the closing, subject to certain limitations, for losses incurred by Purchaser to the extent resulting from, arising out of or relating to (i) Anadarko’s breach of any representation or warranty of Anadarko contained in the Purchase Agreement or confirmed in any certificate furnished in connection therewith, (ii) Anadarko’s failure to perform any covenant or agreement contained in the Purchase Agreement or confirmed in any certificate furnished in connection therewith, (iii) liabilities associated with assets or properties not part of the Assets, (iv) certain scheduled litigation and other proceedings and other litigation and other proceedings that arise out of or are attributable to Anadarko’s ownership or operation of the Assets after February 1, 2007 but before the closing, (v) litigation and other proceedings that arise after closing for personal injury or death arising and occurring before the closing which is attributable to Anadarko’s ownership or operation of the Assets, (vi) obligations or liabilities attributable to scheduled incidences of noncompliance with laws by Anadarko, (vii) certain retained employee liabilities, and (viii) any off-site environmental liabilities occurring prior to the closing that relate to the Assets. Purchaser has agreed to indemnify Anadarko after the closing, subject to certain limitations, for losses incurred by Anadarko to the extent resulting from, arising out of or relating to (a) Purchaser’s breach of any representation or warranty of Purchaser contained in the Purchase Agreement or confirmed in any certificate furnished in connection therewith, (b) Purchaser’s failure to perform any covenant or agreement contained in the Purchase Agreement or confirmed in any certificate furnished in connection therewith, (c) the ownership, use or operation of the Assets after the Effective Time, (d) other than off-site environmental liabilities retained by Anadarko, any environmental liabilities associated with the Assets, and (e) certain obligations and liabilities of Anadarko with respect to the Assets that will be assumed by Purchaser at the closing. Neither Anadarko, on the one hand, nor Purchaser, on the other hand, will be obligated to indemnify the other (and other related indemnified persons specified in the Purchase Agreement) for losses until the amount of all losses incurred by such person and such other indemnified persons exceeds, in the aggregate, $21.5 million (the “Deductible”), in which event the party seeking indemnification may recover all losses incurred in excess of the Deductible, up to a maximum liability of $215 million.

In connection with the Acquisition, hedges in respect of a significant portion of estimated production for 2007, 2008 and 2009 were entered into by the seller and will be assumed by Purchaser.

To ensure that EXCO has sufficient financing to complete the Acquisition and EXCO’s previously announced purchase from APC of oil and natural gas properties in the Vernon and Ansley Fields in Jackson Parish, Louisiana, EXCO received a revised Commitment Letter dated as of February 1, 2007, from J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. This Commitment Letter supersedes and replaces the commitment letter we received on December 22, 2006, in conjunction with our entering into the Purchase and Sale Agreement with APC to acquire its assets in the Vernon and Ansley Fields in Louisiana. The new Commitment Letter provides for a senior secured revolving credit facility in the amount of $1.8 billion and a bridge loan facility in the amount of $1.1 billion (collectively, the “Credit Facilities”). If used to finance the Acquisition, the Credit Facilities will contain customary representations, warranties and covenants, and the closing of the Credit Facilities will be subject to the satisfaction of customary closing conditions. EXCO is also considering other financing alternatives.

Item 7.01 Regulation FD Disclosure.

On February 2, 2007, EXCO issued a press release announcing the signing of the Purchase Agreement, a copy of which is furnished as Exhibit 99.1. In accordance with general instruction B.2 to Form 8-K, such information is being “furnished” and shall not be deemed “filed” with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any other filing under the Securities Act of 1933.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

99.1 Press Release, dated February 2, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXCO Resources, Inc.

February 6, 2007	By:	/s/ J. Douglas Ramsey, Ph.D.

Name: J. Douglas Ramsey, Ph.D.
Title: Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated February 2, 2007

EXCO Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251
(214) 368-2084 FAX (214) 368-2087
EXCO RESOURCES, INC. ANNOUNCES AGREEMENT TO ACQUIRE MID-
CONTINENT AND SOUTH TEXAS OIL AND NATURAL
GAS PROPERTIES FOR $860 MILLION IN CASH

DALLAS, TEXAS, February 2, 2007...EXCO Resources, Inc. (NYSE: XCO) today announced an agreement to acquire producing oil and natural gas properties, acreage and other assets in multiple fields located in the Mid-Continent, South Texas and Gulf Coast areas of Oklahoma and Texas from Anadarko Petroleum Corporation (NYSE: APC) for $860 million in cash, subject to customary purchase price adjustments. The acquisition includes assets in the Golden Trend, Watonga-Chickasha, Mocane-Laverne and Reydon areas in Oklahoma, and the Felicia, Speaks and Cage Ranch areas of South Texas.

This acquisition includes producing properties with net production at year-end 2006 of approximately 103 million cubic feet per day equivalent (Mmcfed) of natural gas and oil from approximately 1,327 producing wells. The production consists of approximately 50 Mmcfed from 1,062 wells in the Mid-Continent area, and 53 Mmcfed from approximately 265 wells in the South Texas area. Average acquired working interests and net revenue interests are 75% and 59% in the Mid-Continent, and 63% and 49% in South Texas, respectively.

Proved reserves currently identified, based on NYMEX strip pricing, total more than 400 billion cubic feet equivalent (Bcfe) and are 72% proved developed and 87% natural gas. EXCO has identified approximately 200 proved undeveloped drilling opportunities in the package, with 88% of the opportunities located in the Mid-Continent. The Mid-Continent assets contain approximately 76% of the total proved reserves in the transaction. The reserves are located in multiple formations, including but not limited to the Big 4, Bromide, Springer, Morrow, Chester, Tonkawa, Redfork and Granite Wash in the Mid-Continent and the Frio, Vicksburg, Miocene, Yegua and Wilcox in South Texas. Approximately 91% of the estimated value of the Mid-Continent reserves are operated, while approximately 85% of the estimated value of the reserves in South Texas are operated. Net acreage included in the acquisition totals approximately 290,000 acres, more than 71% of which is located in the Mid-Continent.

In connection with the acquisition, hedges in respect of a significant portion of estimated production for 2007, 2008 and 2009 were entered into by the seller and will be assumed by EXCO.

The transaction is expected to close in April 2007, subject to customary conditions to closing and governmental clearance. The effective date of the sale is January 1, 2007.

The acquisition will be financed with a new Revolving Credit Facility and a bridge loan from EXCO’s banking group. The financing for this acquisition will be consolidated with that for the acquisition of the Anadarko North Louisiana properties announced on

December 26, 2006. EXCO is developing a deleveraging strategy and is considering alternatives. Due to this acquisition, EXCO now expects to finalize its financing plans in February 2007.

Douglas H. Miller, EXCO’s Chief Executive Officer, had the following comment: “EXCO has long been a Mid-Continent oil and gas producer. The Oklahoma assets being acquired are a perfect fit with our existing assets and bring our overall Mid-Continent production to over 75 Mmcfe per day. We continue to stress long reserve life and these assets being acquired have an overall reserve to production ratio of over 17 years. We will operate the Mid-Continent assets from our Tulsa office. The South Texas assets, while not in one of our focus areas, represent an outstanding package of properties in excellent trends. Our plans with respect to these assets will be formulated over the next few weeks.”

EXCO Resources, Inc. is an oil and natural gas acquisition, exploitation, development and production company headquartered in Dallas, Texas with principal operations in Texas, Louisiana, Ohio, Oklahoma, Pennsylvania and West Virginia.

Additional information about EXCO Resources, Inc. may be obtained by contacting EXCO’s
Chairman, Douglas H. Miller, or its President, Stephen F. Smith, at EXCO’s headquarters,
12377 Merit Drive, Suite 1700, Dallas, TX 75251, telephone number (214) 368-2084, or by visiting EXCO’s website at www.excoresources.com. EXCO’s SEC filings and press releases can be found under the Investor Relations tab.

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This release may contain forward-looking statements relating to future financial results or business expectations. Business plans may change as circumstances warrant. Actual results may differ materially from those predicted as a result of factors over which EXCO has no control. Such factors include, but are not limited to: acquisitions, recruiting and new business solicitation efforts, estimates of reserves, commodity price changes, the extent to which EXCO is successful in integrating recently acquired businesses, regulatory changes and general economic conditions. These risk factors and additional information are included in EXCO’s reports on file with the Securities and Exchange Commission.